Exhibit 99.1

Highlights of the first quarter of 2018

Consolidated Highlights

•                  EBITDA of R$1,484 million in 1Q18, up 74% from 1Q17, with EBITDA margin of 14.3%.

•                  Reduction in selling, general and administrative expenses in 1Q18, which corresponded to 4.0% of net sales, compared to 5.2% in 1Q17.

•                  Financial leverage measured by net debt/adjusted EBITDA ratio falls to 2.7x as of March 31, 2018.

•                  Adjusted net income of R$ 451 million in 1Q18, with dividend distribution of R$136.1 million, equivalent to the amount distributed in the whole of 2017.

EBITDA (R$ million) and EBITDA Margin (%)	SG&A Expenses (R$ million and % of Net Sales)

Debt (R$ billion) & Leverage Ratio	Adjusted Net Income (R$ million)

Consolidated Information

Gerdau’s performance in the first quarter of 2018

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil, which are fully aligned with the accounting standards issued by the Accounting Pronouncements Committee (CPC).

The information in this report does not include data of associates and jointly controlled entities, except where stated otherwise.

Results of Operations

Consolidated	1st Quarter 2018	1st Quarter 2017	Variation 1Q18/1Q17	4th Quarter 2018	Variation 1Q18/4Q17
Volumes (1,000 tonnes)
Production of crude steel	4,165	4,018	3.7%	3,949	5.5%
Shipments of steel	3,871	3,591	7.8%	3,774	2.6%
Results (R$ million)
Net Sales	10,389	8,459	22.8%	9,817	5.8%
Cost of Goods Sold	(9,050)	(7,805)	15.9%	(8,777)	3.1%
Gross profit	1,339	654	104.8%	1,040	28.8%
Gross margin (%)	12.9%	7.7%		10.6%
SG&A	(420)	(439)	-4.2%	(398)	5.6%
Selling expenses	(150)	(138)	9.0%	(122)	23.3%
General and administrative expenses	(270)	(301)	-10.3%	(276)	-2.2%
Adjusted EBITDA	1,484	853	74.0%	1,181	25.7%
Adjusted EBITDA Margin	14.3%	10.1%		12.0%

Production and shipments

•      On a consolidated basis, crude steel production and shipments increased in 1Q18 compared to 1Q17, due to stronger steel demand, led by the Brazil and North America BDs.

•      In relation to 4Q17, consolidated shipments also increased, due to stronger demand in the North America and Special Steel BDs.

Operating result

•      In 1Q18, consolidated net sales increased in relation to 1Q17, due to the higher net sales per tonne at all BDs, supported by the higher international prices.

•      Consolidated cost of goods sold increased in 1Q18 compared to 1Q17 and 4Q17, reflecting the higher raw material costs.

•      Consolidated gross profit more than doubled in relation to 1Q17, due to the better performance of the Brazil and North America BDs. Meanwhile, gross margin expanded, with higher prices more than offsetting the increase in raw material costs in the period.

•      The reduction in selling, general and administrative expenses in 1Q18, which correspond to 4.0% of net sales, compared to 5.2% of net sales in 1Q17, reflects the continuous efforts made to streamline all business divisions and the net sales growth in the period.

Breakdown of Consolidated EBITDA (R$ million)	1st Quarter 2018	1st Quarter 2017	Variation 1Q18/1Q17	4th Quarter 2017	Variation 1Q18/4Q17
Net income	448	824	-45.6%	(1,384)	—
Net financial result	343	(54)	—	438	-21.8%
Provision for income and social contribution taxes	173	437	-60.4%	(221)	—
Depreciation and amortization	453	528	-14.3%	524	-13.6%
EBITDA - Instruction CVM (1)	1,416	1,735	-18.4%	(643)	—
Impairment of assets	—	—	—	1,115	—
Gains and losses on assets held for sale and sales os interest in subsidiaries	3	—	—	649	—
Equity in earnings of unconsolidated companies	(16)	1	—	2	—
Proportional EBITDA of associated companies and jointly controlled entities	81	47	72.3%	58	39.7%
Reversal of contingent liabilities, net	—	(930)	—	—	—
Adjusted EBITDA(2)	1,484	853	74.0%	1,181	25.7%
Adjusted EBITDA Margin	14.3%	10.1%		12.0%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) - Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.

The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	1st Quarter 2018	1st Quarter 2017	4th Quarter 2017
EBITDA - Instruction CVM (1)	1,416	1,735	(643)
Depreciation and amortization	(453)	(528)	(524)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	964	1,207	(1,167)

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

•                  Adjusted EBITDA and adjusted EBITDA margin in 1Q18 compared to 1Q17 and 4Q17 registered significant increases, supported by the better performance of all business divisions, led by the Brazil BD.

Financial result and net income

Consolidated (R$ million)	1st Quarter 2018	1st Quarter 2017	Variation 1Q18/1Q17	4th Quarter 2017	Variation 1Q18/4Q17
Income (loss) before financial income expenses and taxes(1)	964	1,207	-20.1%	(1,167)	—
Financial Result	(343)	54	—	(438)	-21.8%
Financial income	31	82	-61.8%	48	-34.8%
Financial expenses	(366)	(463)	-20.9%	(400)	-8.5%
Exchange variation, net	(7)	75	—	(84)	-91.7%
Exchange variation on net investment hedge	(4)	72	—	(81)	-95.1%
Exchange variation - other lines	(3)	3	—	(3)	0.0%
Reversal of monetary update of contingent liabilities, net	—	370	—	—	—
Gains (losses) on financial instruments, net	(1)	(10)	-92.1%	(2)	-60.7%
Income (loss) before taxes(1)	621	1,261	-50.7%	(1,605)	—
Income and social contribution taxes	(173)	(437)	-60.4%	221	—
On net investment hedge	4	(72)	—	81	-95.1%
Other lines	(178)	77	—	22	—
IR/CS extraordinary items	1	(442)	—	118	-99.2%
Consolidated Net Income (loss)(1)	448	824	-45.6%	(1,384)	—
Non-recurring items	3	(858)	—	1,646	-99.8%
Gains and losses on assets held for sale and sales os interest in subsidiaries	3	—	—	649	—
Impairment of assets	—	—	—	1,115	—
Reversal of IR/CS non-recurring items	—	—	—	(118)	—
Reversal of contingent liabilities, net	—	(858)	—	—	—
Consolidated Adjusted Net Income (loss)(2)	451	(34)	—	262	72.3%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 1Q18 compared to 1Q17, the lower financial result basically reflects the reversal of an adjustment to a contingent liability made in 1Q17. Compared to 4Q17, the higher financial result was mainly due to the effects from exchange variation on liabilities contracted in U.S. dollar (appreciation in the closing price of the Brazilian real against the U.S. dollar of 0.5% in 1Q18 and depreciation of 4.4% in 4Q17).

•      Financial expenses decreased in 1Q18 compared to 1Q17 and 4Q17, due to the Company’s efforts to reduce its gross debt and to the decline in interest rates in the comparison period.

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      The increase in adjusted net income in 1Q18 compared to the net loss in 1Q17 was mainly due to the improvement in adjusted EBITDA and to the reduction in financial expenses.

Dividends

•      Gerdau S.A. approved the payment of dividends in the form of interest on equity in the amount of R$ 136.1 million (R$ 0.08 per share) in 1Q18, distributed as an advance of the minimum mandatory dividend stipulated in the Bylaws.

Payment date: June 1, 2018

Record date: close of trading on May 21, 2018

Ex-dividend date: May 22, 2018

Working capital and Cash conversion cycle

•      In March 2018, the cash conversion cycle (working capital divided by daily net sales in the quarter) increased in relation to December 2017, reflecting the 12.1% increase in working capital. This effect on working capital was due to the increase in the line Accounts receivable in the period, supported by the Company’s better performance.

•      In working capital at December 2017 and March 2018, assets and liabilities arising from the divestment of certain operations in North America and Chile were excluded from the lines “Trade accounts receivable”, “Inventories” and “Trade accounts payable” and reported in the lines “Asset held for sale” and “Liability held for sale,” in accordance with IFRS.

•      Meanwhile, for the calculation of the cash conversion cycle at December 2017 and March 2018, working capital includes assets and liabilities arising from the divestment of operations in North America and Chile to ensure comparability with Net sales, which will be affected only after the conclusion of the sales of said assets.

Financial liabilities

Debt composition (R$ million)	03.31.2018	12.31.2017	03.31.2017
Short Term	2,180	2,004	4,185
Long Term	14,539	14,505	15,516
Gross Debt	16,719	16,509	19,701
Cash, cash equivalents and short-term investments	3,246	3,377	5,454
Net Debt	13,473	13,132	14,247

•      On March 31, 2018, gross debt was 13.0% short term and 87.0% long term, with 17.6% denominated in Brazilian real, 80.0% in U.S. dollar and 2.4% in other currencies.

•      On March 31, 2018, 65.7% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      On March 31, 2018, the nominal weighted average cost of gross debt was 6.6%, or 7.8% for the portion denominated in Brazilian real, 5.6% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 7.9% for the portion contracted by subsidiaries abroad. On March 31, 2018, the average gross debt term was 6.5 years.

•      On March 31, 2018, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2019	839
2020	3,172
2021	1,758
2022	149
2023	1,882
2024	3,105
2025 and after	3,634
Total	14,539

•      The key debt indicators are shown below:

Indicators	03.31.2018	12.31.2017	03.31.2017
Gross debt / Total capitalization (1)	41%	41%	44%
Net debt(2) (R$) / EBITDA (3) (R$)	2.7x	3.0x	3.5x

(1) - Total capitalization = shareholders’ equity + gross debt- interest on debt

(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) -  Adjusted EBITDA in the last 12 months.

Investments

•      In 1Q18, CAPEX amounted to R$217 million. Of the amount invested in the quarter, 43.4% was allocated to the Brazil BD, 36.7% to the North America BD, 15.4% to the Special Steel BD and 4.5% to the South America BD.

•      CAPEX projected for 2018 is R$ 1.2 billion, which will focus on productivity gains and maintenance.

Divestments

•      According to the material fact notice dated January 2, 2018, the Company entered into a final agreement for the sale of certain rebar production units, fabricated rebar units and distribution centers in the United States, to Commercial Metals, for US$ 600 million (equivalent to R$ 2.0 billion), subject to adjustments to the acquisition price typical of transactions of this kind. The agreement includes mills in Jacksonville (Florida), Knoxville (Tennessee), Rancho Cucamonga (California) and Sayreville (New Jersey) with combined annual production capacity of 2.5 million short tonnes, in addition to the rebar processing and distribution units in the United States, which are reported in the North America segment. The transaction is subject to authorization by regulatory agencies and to typical settlement conditions, which should occur by the end of 2018. Furthermore, due to the measurement of net assets classified as held for sale at the lowest of carrying amount or fair value less selling expenses, the Company recognized an expense, net of income tax, of R$ 649 million in the line Income (expense) from transactions with subsidiaries in its Income Statement.

•      On January 31, 2018, the Company announced a final agreement for the sale of its wire-rod production unit located in Beaumont, Texas and two processing units to Optimus. On March 30, 2018, the Company concluded the sale for US$ 99.5 million (equivalent to R$ 330.7 million). The sale includes the Company’s mill located in Beaumont, Texas and the processing units Beaumont Wire Products and Carrollton Wire Products. The mill has a melt shop with annual capacity of approximately 700,000 tons, and is capable of producing both wire rod and coiled rebar. Although the proceeds are reflected in 1Q18, the deconsolidation effect will be registered as from 2Q18.

•      On February 14, 2018, the Company issued a notice on the sale of its two hydropower plants in Goiás for R$ 835 million to Kinross Brasil Mineração, a wholly-owned subsidiary of the mining company Kinross Gold Corporation. The plants Caçu and Barra dos Coqueiros, inaugurated in 2010, have total installed capacity of 155 MW. The transaction is subject to authorization from regulatory agencies and typical settlement conditions.

•      Gerdau maintains its strategy of focusing on its more profitable assets and, since 2014, has conducted divestments in the United States, Europe, Latin America and Brazil, with aggregate economic value of R$6 billion. The transactions are aligned with the process to optimize the Company’s asset portfolio with a focus on deleveraging.

Free Cash Flow (FCF)

•      In 1Q18, free cash flow amounted to R$ 65 million generated by adjusted EBITDA, which was sufficient to honor the CAPEX, income tax and interest commitments, as well as the working capital consumption, reversing a historical standard of seasonality in the period.

Free Cash Flow 1Q18

(R$ million)

Free cash flow by quarter

(R$ million)

Business Divisions (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•      North America BD (North America Business Division) — includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entity and associate company, both located in Mexico;

•      South America BD (South America Business Division) — includes all operations in South America (Argentina, Chile, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entity in the Dominican Republic and Colombia;

•      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil, United States and India.

Net Revenue

EBITDA and EBITDA Margin

Brazil BD

Brazil BD	1st Quarter 2018	1st Quarter 2017	Variation 1Q18/1Q17	4th Quarter 2018	Variation 1Q18/4Q17

Volumes (1,000 tonnes)
Production of crude steel	1,532	1,481	3.4%	1,541	-0.6%
Shipments of long steel	1,071	990	8.2%	1,071	0.0%
Domestic Market	647	625	3.5%	606	6.8%
Exports	424	365	16.2%	465	-8.8%
Shipments of flat steel	367	285	28.8%	391	-6.1%
Domestic Market	349	238	46.6%	302	15.6%
Exports	18	47	-61.7%	89	-79.8%
Shipments of steel	1,438	1,275	12.8%	1,462	-1.6%
Domestic Market	996	863	15.4%	908	9.7%
Exports	442	412	7.3%	554	-20.2%
Results (R$ million)
Net Sales(1)	3,611	2,784	29.7%	3,475	3.9%
Domestic Market	2,794	2,210	26.4%	2,530	10.4%
Exports	817	574	42.3%	945	-13.5%
Cost of Goods Sold	(2,929)	(2,485)	17.9%	(2,950)	-0.7%
Gross profit	682	299	128.1%	525	29.9%
Gross margin (%)	18.9%	10.7%		15.1%
EBITDA	751	389	93.1%	605	24.1%
EBITDA margin (%)	20.8%	14.0%		17.4%

(1) - Includes iron ore net sales.

Production and shipments

•      Crude steel production and shipments increased in 1Q18 compared to 1Q17, driven by higher demand in the domestic market.  The domestic market expanded in 1Q18, mainly due to stronger shipments to the industrial sector. Meanwhile, shipments to export markets increased due to favorable international prices.

•      In relation to 4Q17, shipments declined, due to the reduction in exports. On the other hand, the domestic market expanded, reflecting the stronger demand from the industrial sector.

•      In 1Q18, 682,000 tonnes of iron ore were sold to third parties and 1,259,000 tonnes were consumed internally.

Operating result

•      Net sales increased in 1Q18 compared to 1Q17 and 4Q17, due to the increase in net sales per tonne sold in both the domestic and export markets.

•      Cost of goods sold increased in 1Q18 in relation to 1Q17, due to higher raw material costs.

•      Gross margin expanded in 1Q18 in relation to 1Q17 and 4Q17, since the increase in net revenue per tonne sold surpassed the increase in costs.

•      EBITDA and EBITDA margin increased in 1Q18 compared to 1Q17 and 4Q17, accompanying the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

North America BD

North America BD	1st Quarter 2018	1st Quarter 2017	Variation 1Q18/1Q17	4th Quarter 2017	Variation 1Q18/4Q17

Volumes (1,000 tonnes)
Production of crude steel	1,799	1,711	5.1%	1,643	9.5%
Shipments of steel	1,689	1,560	8.3%	1,566	7.9%
Results (R$ million)
Net Sales	4,428	3,624	22.2%	3,903	13.5%
Cost of Goods Sold	(4,188)	(3,514)	19.2%	(3,787)	10.6%
Gross profit	240	110	118.2%	116	106.9%
Gross margin (%)	5.4%	3.0%		3.0%
EBITDA	248	157	58.0%	167	48.5%
EBITDA margin (%)	5.6%	4.3%		4.3%

Production and shipments

•      Crude steel production and shipments increased in 1Q18 compared to 1Q17 and 4Q17, due to stronger steel demand in all sectors where the Company operates and to the reduction in the high level of exports.

Operating result

•      Net sales increased in 1Q18 compared to 1Q17 and 4Q17, reflecting the increases in shipments and in net sales per tonne sold.

•      The increase in cost of goods sold in 1Q18 compared to 1Q17 and 4Q17 is explained by higher shipments and by higher raw material costs. The improvement in gross margin is explained by the increase in net sales per tonne sold surpassing the increase in cost per tonne sold.

•      EBITDA and EBITDA margin in 1Q18 compared to 1Q17 and 4Q17 accompanied the performances of gross profit and gross margin in the comparison periods.

EBITDA (R$ million) and EBITDA Margin (%)

South America BD

South America BD	1st Quarter 2018	1st Quarter 2017	Variation 1Q18/1Q17	4th Quarter 2017	Variation 1Q18/4Q17

Volumes (1,000 tonnes)
Production of crude steel	243	303	-19.8%	253	-4.0%
Shipments of steel	376	489	-23.1%	383	-1.8%
Results (R$ million)
Net Sales	967	1,003	-3.6%	1,125	-14.0%
Cost of Goods Sold	(811)	(901)	-10.0%	(972)	-16.6%
Gross profit	156	102	52.9%	153	2.0%
Gross margin (%)	16.1%	10.2%		13.6%
EBITDA	187	119	57.1%	175	6.9%
EBITDA margin (%)	19.3%	11.9%		15.6%

Production and shipments

•      Production and shipments decreased in 1Q18 compared to 1Q17, mainly due to the deconsolidation of Colombia, as of June 2017. Excluding this effect, shipments increased, due to the higher shipments in Argentina. In relation to 4Q17, production and shipments decreased, mainly due to the lower shipments at the operations in Venezuela.

Operating result

•      Net sales and cost of goods sold decreased in 1Q18 compared to 1Q17, mainly due to the deconsolidation of Colombia. In relation to 4Q17, net sales decreased, given the reduction in sales per tonne sold. Cost of goods sold decreased due to the reduction in costs per tonne.

•      Gross margin expanded in 1Q18 compared to 1Q17 and 4Q17, since the increase in net sales per tonne sold surpassed the increase in cost per tonne sold.

•      EBITDA and EBITDA margin increased in 1Q18 compared to 1Q17 and 4Q17, given the improvement in gross profit and the reduction in selling, general and administrative expenses.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BD

Special Steel BD	1st Quarter 2018	1st Quarter 2017	Variation 1Q18/1Q17	4th Quarter 2017	Variation 1Q18/4Q17

Volumes (1,000 tonnes)
Production of crude steel	591	523	13.0%	513	15.2%
Shipments of steel	514	441	16.6%	498	3.2%
Results (R$ million)
Net Sales	1,732	1,357	27.6%	1,608	7.7%
Cost of Goods Sold	(1,467)	(1,215)	20.7%	(1,362)	7.7%
Gross profit	265	142	86.6%	246	7.7%
Gross margin (%)	15.3%	10.5%		15.3%
EBITDA	315	193	63.2%	308	2.3%
EBITDA margin (%)	18.2%	14.2%		19.2%

Production and shipments

•      Crude steel production and shipments increased in 1Q18 compared 1Q17, mainly due to the growth in the automotive industry in all countries where Gerdau operates, led by the recovery in Brazil.

Operating result

•      Net sales increased in 1Q18 compared to 1Q17 and 4Q17, due to the increases in shipments and in net sales per tonne sold.

•      Cost of goods sold increased in 1Q18 in relation to 1Q17, explained mainly by the higher shipments.

•      Gross margin expanded in 1Q18 in relation to 1Q17, since the increase in net sales per tonne sold surpassed the increase in costs per tonne sold.

•      The increases in EBITDA and EBITDA margin in 1Q18 compared to 1Q17 accompanied the performances of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

Highlights

•      On April 24, 2018, the Company announced Chia Yuan Wang as the new Chief Executive Officer of the North America Business Division. Wang is succeeding the CEO of Gerdau, Gustavo Werneck, who temporarily accumulated this position during the last three months.

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	March 31, 2018	December 31, 2017

CURRENT ASSETS
Cash and cash equivalents	2,375,447	2,555,338
Short-term investments
Held for Trading	870,691	821,518
Trade accounts receivable - net	3,596,583	2,798,420
Inventories	6,980,484	6,701,404
Tax credits	375,415	402,429
Income and social contribution taxes recoverable	383,226	487,633
Unrealized gains on financial instruments	4,512	—
Assets held for sale	4,555,809	3,745,634
Other current assets	415,361	469,737
	19,557,528	17,982,113

NON-CURRENT ASSETS
Tax credits	27,771	30,841
Deferred income taxes	3,078,630	3,054,393
Related parties	44,992	51,839
Judicial deposits	2,073,208	2,051,181
Other non-current assets	518,414	542,973
Prepaid pension cost	1,149	1,149
Investments in associates and jointly-controlled entities	1,331,444	1,280,299
Goodwill	7,924,269	7,891,142
Other Intangibles	908,724	972,089
Property, plant and equipment, net	15,510,247	16,443,742
	31,418,848	32,319,648
TOTAL ASSETS	50,976,376	50,301,761

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	March 31, 2018	December 31, 2017

CURRENT LIABILITIES
Trade accounts payable	3,496,330	3,179,954
Short-term debt	2,179,677	2,004,341
Taxes payable	371,779	284,101
Income and social contribution taxes payable	77,988	70,242
Payroll and related liabilities	375,430	443,859
Employee benefits	315	253
Environmental liabilities	22,903	21,928
Unrealized losses on financial instruments	39	—
Liabilities held for sale	1,058,350	1,084,032
Other current liabilities	592,273	625,410
	8,175,084	7,714,120

NON-CURRENT LIABILITIES
Long-term debt	14,495,824	14,457,315
Debentures	43,844	47,928
Related parties	1,303	—
Deferred income taxes	123,772	82,686
Unrealized losses on financial instruments	—	1,267
Provision for tax, civil and labor liabilities	791,082	827,883
Environmental liabilities	62,270	63,263
Employee benefits	1,413,426	1,424,611
Obligations with FIDC	1,159,764	1,135,077
Other non-current liabilities	575,476	653,670
	18,666,761	18,693,700
EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(193,857)	(76,085)
Capital reserves	11,597	11,597
Retained earnings	3,709,745	3,315,374
Operations with non-controlling interests	(2,870,825)	(2,870,831)
Other reserves	3,973,498	4,015,965
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	23,879,339	23,645,201

NON-CONTROLLING INTERESTS	255,192	248,740

EQUITY	24,134,531	23,893,941

TOTAL LIABILITIES AND EQUITY	50,976,376	50,301,761

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month periods ended
	March 31, 2018	March 31, 2017	December 31, 2017

NET SALES	10,388,800	8,458,664	9,816,898

Cost of sales	(9,049,700)	(7,804,777)	(8,777,352)

GROSS PROFIT	1,339,100	653,887	1,039,546

Selling expenses	(150,435)	(138,446)	(122,335)
General and administrative expenses	(269,996)	(301,047)	(276,090)
Other operating income	48,857	68,966	33,268
Other operating expenses	(18,257)	(5,456)	(75,415)
Impairment of assets	—	—	(1,114,807)
Gains and losses on assets held for sale and sales os interest in subsidiaries	(3,497)	—	(649,204)
Reversal of contingent liabilities, net	—	929,711	—
Equity in earnings of unconsolidated companies	17,749	(810)	(2,186)

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	963,521	1,206,805	(1,167,223)

Financial income	31,317	81,827	47,509
Financial expenses	(366,031)	(463,237)	(399,569)
Exchange variations, net	(7,063)	75,038	(84,359)
Reversal of monetary update of contingent liabilities, net	—	369,819	—
Gain and losses on financial instruments, net	(787)	(9,731)	(1,612)

INCOME BEFORE TAXES	620,957	1,260,521	(1,605,254)

Current	(148,175)	(49,532)	(116,199)
Deferred	(24,371)	(387,445)	337,872
Income and social contribution taxes	(172,546)	(436,977)	221,673

NET INCOME	448,411	823,544	(1,383,581)

(+) Impairment of assets	—	—	1,114,807
(+) Gains and losses on assets held for sale and sales os interest in subsidiaries	3,497	—	649,204
(-) Reversal of contingent liabilities, net	—	(929,711)	—
(-) Reversal of monetary update of contingent liabilities, net	—	(369,819)	—
(+) Income tax on non-recurring items	(813)	441,840	(117,984)
	2,684	(857,690)	1,646,027

ADJUSTED NET INCOME*	451,095	(34,146)	262,446

* Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted by extraordinary events that influenced the net income, without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the three-month period ended
	March 31, 2018	March 31, 2017

Cash flows from operating activities
Net income for the period	448,411	823,544
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	453,516	528,058
Equity in earnings of unconsolidated companies	(17,749)	810
Exchange variation, net	7,063	(75,038)
Loss (Gains) on financial instruments, net	787	9,731
Post-employment benefits	47,968	55,523
Long term incentive plan	9,252	6,255
Income and social contribution taxes	172,546	436,977
Gains on disposal of property, plant and equipment, net	(5,664)	(37,147)
Gains and losses on assets held for sale and sales os interest in subsidiaries	3,497	—
Allowance for doubtful accounts	4,098	9,994
Provision for tax, labor and civil claims	(36,035)	82,430
Reversal of contingent liabilities, net	—	(929,711)
Interest income on trading securities	(10,165)	(28,506)
Interest expense on debt and debentures	273,841	357,511
Reversal of monetary update of contingent liabilities, net	—	(369,819)
Interest on loans with related parties	(4)	—
(Reversal) Provision for net realizable value adjustment in inventory, net	(843)	(19,427)
	1,350,519	851,185
Changes in assets and liabilities
Increase in trade accounts receivable	(886,432)	(321,286)
(Increase) Decrease in inventories	(406,697)	(545,297)
Increase (Decrease) in trade accounts payable	378,481	409,167
Increase in other receivables	(32,089)	(36,137)
Increase (Decrease) in other payables	(281,316)	16,323
Dividends from associates and joint ventures	5,343	9,197
Purchases of trading securities	(174,923)	(230,862)
Proceeds from maturities and sales of trading securities	141,526	298,421
Cash provided by operating activities	94,412	450,711

Interest paid on loans and financing	(235,256)	(361,642)
Income and social contribution taxes paid	(63,213)	(52,669)
Net cash (used in) provided by operating activities	(204,057)	36,400

Cash flows from investing activities
Additions to property, plant and equipment	(216,656)	(236,598)
Proceeds from sales of property, plant and equipment, investments and other intangibles	332,410	192,686
Additions to other intangibles	(4,464)	(8,236)
Net cash used in investing activities	111,290	(52,148)

Cash flows from financing activities
Purchases of Treasury stocks	(149,711)	—
Dividends and interest on capital paid	(55,150)	(2,029)
Proceeds from loans and financing	479,150	220,590
Repayment of loans and financing	(310,765)	(678,783)
Intercompany loans, net	7,704	2,852
Net cash used in financing activities	(28,772)	(457,370)

Exchange variation on cash and cash equivalents	(58,352)	(114,142)

Decrease in cash and cash equivalents	(179,891)	(587,260)
Cash and cash equivalents at beginning of period	2,555,338	5,063,383
Cash and cash equivalents at end of period	2,375,447	4,476,123